Cytation Corporation

251 Thames Street, No. 8
PO Box 809
Bristol, RI 02809

Richard A. Fisher
Chairman and General Counsel

November 20, 2005

Mr. Steven Jacobs
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
450 Fifth Street, NW
Washington, DC 20549

Re:   Cytation Corporation
        Form 10KSB for Fiscal Year Ended December 31, 2004
        Form 10-QSB for Fiscal Quarter Ended March 31, 2005
        Form 10-QSB for Fiscal Quarter Ended June 30, 2005
        File No. 814-00675

Dear Mr. Jacobs:

Reference is hereby made to the comment letter of Steve Jacobs, Accounting Branch Chief of the staff (the "Staff") of the Division of Corporate Finance of the Securities and Exchange Commission ("SEC"), dated November 9, 2005, addressed to Kevin J. High, President of Cytation Corporation (the "Company"). Your comments have been inserted in this letter, and our responses appear immediately below.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Item 8. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

1.  Pursuant to Item 307 of Regulation S-B, revised to disclose the conclusions of your chief executive officer and chief financial officer regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report.

Item 8A (below) will be is added to the Form 10KSB upon amendment.

ITEM 8A: CONTROLS AND PROCEDURES

"The Company's principal executive officer and principal financial officer have, within 90 days of the filing date of this annual report, evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a - 14(c)) and have determined that such disclosure controls and procedures are adequate. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect such internal controls since the date of evaluation. Accordingly, no corrective actions have been taken with regard to significant deficiencies or material weaknesses."

2.  Please revise to disclose changes in internal control over financial reporting pursuant to Item 308(c) of Regulation S-B.

Item 8A (below) will be is added to the Form 10KSB upon amendment.

ITEM 8A: CONTROLS AND PROCEDURES

"The Company's principal executive officer and principal financial officer have, within 90 days of the filing date of this annual report, evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a - 14(c)) and have determined that such disclosure controls and procedures are adequate. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect such internal controls since the date of evaluation. Accordingly, no corrective actions have been taken with regard to significant deficiencies or material weaknesses."

Financial Statements

Statements of Operations

3.  Please advise us of the nature of the preferred stock dividend earned of $206,324. We did not note any preferred stock issued and outstanding during the periods presented based on the Statement of Changes in Stockholders' Equity (Deficit).

The preferred stock dividend earned of $206,324 was incorrectly included on the Statement of Operations for the year ended December 31, 2003. We have removed this erroneous reference to "Preferred Stock Dividend Earned" on the revised Statement of Operations. We have also deleted on the Statements of Operations in the Financial Statements and the Management' Discussion and Analysis the reference immediately following to "Net Income (Loss) Attributable to Common Shares" as unnecessary. For 2003, the "Net Income (Loss) Per Share - Basic" will be changed to $4.50 from $3.72 and "Net Income (Loss) Per Share - Diluted" to $4.11 from $3.40.

Note 2. Summary of Significant Accounting Policies

4.  Please disclose to us how the revenue recognition criteria set forth in SAB 101 and other accounting literature, as appropriate, are applied specifically to the recognition of revenue in your business.

Revised Note 2e (below) will be incorporated into to the Financial Statements upon amendment.

e.  Revenue Recognition - Revenue is not recognized until it is realized or realizable and earned. Consulting revenue is considered to have been earned when the services are rendered. The Company's consulting contracts are generally short-term in nature (usually to be performed with a one year period) with substantial services provided up-front.

Note 8. Investment/Non-Cash Income

5.  With respect to the recording of revenues for services performed in exchange for securities of Solomon Technologies, Inc. and Hydrogen Technology Applications, Inc., please disclose to us the following for each investment:

(a)  The period over which services were performed;

Cytation performed services for Solomon during the period May 2003 through January of 2004. Cytation performed services for Hydrogen during the period May 2004 through February 2005.

(b)  The amount of revenue recognized and in what period(s);

See table, below.

(c)  The amount of related costs of revenue incurred, the period(s) in which the costs were incurred and the periods(s) in which such expenses were recognized.

See table, below.

	(b)		(c)
	Period	Amount	Amount	Period
Solomon Technologies, Inc. ("Solomon")	2003	1,351,178 (i)	5,126	2003
	2004	36,900	720,204 (ii)	2004

Hydrogen Technology Applications ("Hydrogen")	2004	198,468 (iii)	16,851	2004
	2005	49,114 (iv)

(i)   Included non-cash revenue (663,089 shares of Solomon common stock) of $1,326,178.
(ii)   Included non-cash expenses of $712,750 (transfer of Solomon shares to various consultants).
(iii)  Included non-cash revenue (593,873 shares of Hydrogen's common stock) of $148,468.
(iv)  Non-cash revenue - Additional 196,456 shares of Hydrogen's common stock received on September 1, 2005 in connection with settlement agreement with HTA.

Finally, please explain the basis for your accounting treatment and how you considered EITF 00-8 in accounting for these transactions.

In according with EITF 00-8, Accounting by a Grantee for an Equity Instrument to Be Received in Conjunction with Providing Goods or Services, the equity instruments that the Company received in conjunction with its services were measured at fair value on the date the parties reached the "Performance Commitment", as defined in EITF 00-8.

6.  We note your disclosure that your investments are carried at cost basis. For each investment, please tell us how you determined the initial value of the securities received in exchange for services, how and with what frequency you evaluated such investments for changes in the fair value, and where in the income statement such unrealized gains and losses, if any, were recorded. Finally, please explain how you considered SFAS 115 in accounting for these securities.

Solomon Shares

The Company assisted Solomon in preparing to become a reporting company under the Securities Exchange Act of 1934. For these services, Solomon issued to the Company restricted shares of its common stock. In the absence of a readily determined fair value for the Solomon common stock, the Company reviewed the unaudited financial statements of Solomon and the historical sales of Solomon stock. Solomon had sold for cash in several arm's length transactions restricted shares of common stock shortly before the issuance of common stock to the Company at $1.00 per share ($2.00 per share adjusted for a 1-for-2 reverse split). In the absence of a readily determined fair value for the Solomon common stock, this was the basis for the Company taking into income the shares of common stock of Solomon that it received at $2.00 per share (post 1-for-2 reverse split).

This investment was carried at cost until March 2004, when Solomon's common stock started trading publicly. At that time, the Company classified the Solomon shares as "Available for Sale" securities. As a result, the Solomon shares were carried at market value with the unrealized gains and losses were recorded as "Other Comprehensive Income" on the Balance Sheet in accordance with SFAS 115, Accounting for Certain Investments in Debt and Equity Securities. As of December 31, 2004, all of the Solomon shares were either sold or distributed.

No value was ascribed to the Solomon warrants in 2003 because there was no written warrant agreement, the exercise price could not be determined at that time and the term of the warrant was uncertain. In March 2004, the stock purchase warrant was issued, the exercise price was established at $3.15 per share and the term of the warrant was fixed at five years expiring in January 2009 with an anti-dilution provision. On September 1, 2005, after several anti-dilution adjustments, the number of warrants is increased to 242,246 and the exercise price decreased to $1.72 per share. Also on September 1, 2005, the Company distributed 220,246 warrants to two consultants and transferred 20,000 warrants to an investor in connection with his purchase of 23,500 shares of the Company's common stock. These warrants are valued at $0.1317 per share based on the Black-Scholes option model. As a result, the Company recorded a gain on sale and distribution of investment of $31,902, of which $29,268 was recorded as consulting fees and $2,634 as a reduction of paid-in capital.

Hydrogen Shares

In July 2004, the Company received 593,873 restricted shares of Hydrogen's common stock in exchange for the consulting services provided and to be provided. In the absence of a readily determined fair value for the Hydrogen stock, the Company reviewed the unaudited financial statements of Hydrogen and the historical sales of Hydrogen stock. The latest sale of Hydrogen stock occurred on April 15, 2004, at which time Hydrogen sold 50,000 shares of its common stock at $0.25 per shares in cash in an arm's length transaction. This value was used for the initial value of the Hydrogen shares. This investment was carried at cost and evaluated for impairment quarterly by management. Because this investment at all times did not have a readily determined fair value, its accounting treatment is not within the scope of SFAS 115, Accounting for Certain Investments in Debt and Equity Securities. On September 1, 2005, the Company entered into a settlement agreement with Hydrogen, whereby Hydrogen issued additional 196,456 of its common stock to the Company. The additional shares were valued at $0.25 per share and such shares were distributed to two consultants simultaneously. Non-cash income and non-cash consulting fees of $49,114 was recorded for the quarter ended September 30, 2005.

American Radio Empire, Inc. ("ARE")

In August 2004, the Company received 500,000 restricted shares of ARE's common stock for consulting service provided. ARE is a start-up, development stage enterprise with no revenue, and it had never sold any of its common stock. It is owned and controlled by one person. This investment was initially valued at $5,000, the par value of the common stock, which management believes is approximately the fair value of the shares. At December 31, 2004, management evaluated the value and concluded that $5,000 continued to be the fair value for this investment. In the first quarter of 2005, the Company retuned all of these shares to ARE and entered into a mutual release agreement. Because this investment at all times did not have a readily determined fair value, its accounting treatment is not within the scope of SFAS 115, Accounting for Certain Investments in Debt and Equity Securities.

7.  Please address how you considered your right to receive 148,468 warrants of Hydrogen Technology Applications, Inc. as disclosed in the critical accounting policies section of MD&A, in determining the initial value or in subsequent adjustments to such value.

At the time the Company had the right to receive 148,468 warrants of Hydrogen Technology Applications, Inc. ("Hydrogen Warrant"), no value has been assigned on the Hydrogen Warrant because the exercise price and the date of exercisable would not be determined. On September 1, 2005, Hydrogen and the Company entered into a settlement agreement, whereby the exercise price was fixed on $1.00 per share and additional 49,114 warrants were granted to the Company. In addition, all warrants became exercisable on September 1, 2005 for a ten year period. Simultaneously, the Company distributed all these warrants to two consultants. Based on the Black-Scholes option model, these warrants have zero value based on volatility of 0.01%; therefore, no compensation was recorded.

8.  Please advise us of the following regarding the shares of Solomon Technologies, Inc. and Hydrogen Technology Applications, Inc.:

(a)  The method(s), quantity and dates of disposition of the shares
(b)  The fair value of the shares on such dates;
(c)  The gain (loss) recognized on such dispositions, if any;
(d)  How such dispositions are recorded in the financial statements.

Please provide the requested information for the shares disposed of during 2004 as well as those disposed during the first two quarters of 2005.

All shares of Solomon were disposed of in open market transactions effected through NASD member broker firms. All shares of Hydrogen were disposed of via distributions to third parties in private transactions.

See attached Schedule A (Solomon) and Schedule B (Hydrogen) for (b), (c) and (d), above.

9.  Please explain how you applied the guidance in paragraph 18 of APB 29 in accounting for your distribution of Solomon stock to your shareholders. Specifically, explain why you have not recorded a gain or loss on the transaction. Also, please revise to classify within your accumulated deficit or explain your basis for classifying it in additional paid-in capital.

In accordance with paragraph 18 of APB 19, Accounting for Nonmonetary Transactions, fair value was used in accounting for the distributed asset (Solomon shares). On the date of distribution, January 7, 2004, fair value was the same as cost; therefore, no gain and loss was recorded on this transaction. Because the Company did not have retained or current earnings, such distribution was presented as a reduction of additional paid-in capital.

Item 13. Exhibits, Financial Statement Schedules and Reports on Form 8-K

10.  Please revise the section 302 certifications filed to reflect the language exactly as set forth in Item 601 (b)(31) of Regulation S-B, if such statements continue to be true considering the revised wording and evaluation date as of the period end, rather than as of a date within 90 days of the filing. Refer to Management's Report on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm for guidance. Please make conforming changes to the Forms 10-QSB for the quarters ended March 31, 2005 and June 30, 2005.

The following revised section 302 certification by each of the principal executive and principal financial officers will be filed with amended Form 10KSB for 2004 and Forms 10QSB for the quarters ended March 31, 2005 and June 30, 2005.

"Certification Required by Rule 13a-14(a) or Rule 15d-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Kevin J. High, certify that:

1.	I have reviewed this Quarterly Report on Form 10-QSB of Cytation Corporation.;
2.

Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.

The small business issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

a)  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)  [Omitted];

c)  Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)  Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5.

The small business issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

a)  All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

By:	President (Principal Executive Officer) November 17, 2005"

Form 10-QSB for the Fiscal Quarter Ended March 31, 2005

Statements of Operations

11.  Please disclose to us the nature of the gain on sale of investment of $266,250 for the three months ended March 31, 2004. We note that this amount exceeds the gain for the year per the statement of operations in your Form 10-KSB for the year ended December 31, 2004. In addition, please provide the same information for the gain on sale of investment reported for the three and six months ended June 30, 2004 in your Form 10-QSB for the quarter ended June 30, 2005.

The entire gain on sale of investment consisted of sales of Solomon shares in 2004. The gain for the quarter exceeded the gain for the entire year because of post-first quarter losses. See attached Schedule A for detailed analysis.

Form 10-QSB for the Fiscal Quarter Ended June 30, 2005

Statements of Operations

12.  Please revise the statement of operations for the six months ended June 30, 2004 so that it is mathematically accurate.

The Cost of Revenue amount should be $720,204, not $20,204. A digit ("7") was drop out in the course of edgarizing. The appropriate correction has been made. Attached hereto as Schedule C are the revised Financial Statements for Fiscal Quarter Ended June 30, 2005.

Note 3. Equity Transactions

13.  Please tell us how you accounted for each of the equity transactions detailed in your footnote, including any expenses amounts recorded in relation to the consideration received in exchange for the issuance of the equity instruments. Refer to 8-10 of SFAS 123. In your response, please also address how you considered the warrants to purchase shares of Solomon common stock in recording such transactions.

These transactions should have been accounted for using the market value of the Company's stock on the date of each transaction. The Company has revised Note 3 and Statements of Operations for the quarter ended June 30, 2005: Note 3 to the Unaudited Financial Statement will be amended to read as follows:

"On February 14, 2005, the Company authorized the issuance for no consideration of 1,666 shares to Bost & Co., an unaffiliated third party, in settlement of a prior investment. Also on February 14, 2005, the Company authorized the issuance for no consideration of 15,000 restricted shares of its common stock to Richard Parke in consideration of his agreement to serve as a director of the Company. The Company recorded an expense of $20,333 in connection with the issuance of these shares.  On March 4, 2005, the Company agreed to issue 23,500 of its common shares to an unaffiliated third party for $23,500 in cash and a warrant to purchase 20,000 shares of the common stock of Solomon Technologies, Inc ("Solomon Warrant"). All of these shares were issued on June 30, 2005; the market price of the Company's common stock was $1.22 per share. On September 1, 2005, the Solomon Warrant was issued and $2,634 was recorded as a reduction of paid-in capital based on the Black-Scholes option model."

In connection with responding to your comments, the Company acknowledges that:
  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that the foregoing responses satisfactorily address the Staff's comments. If you have any questions or further comments, please contact me at (401) 254-2841 or via facsimile at (401) 254-2844.

Very truly yours,

/s/ Richard Fisher
Chairman and General Counsel
Principal Financial Officer

Attachments:

Schedule A
Schedule B
Schedule C